October 3, 2024

Mihai Draguleasa
Chief Financial Officer
Canagold Resources Ltd.
Suite #1250 - 625 Howe Street
Vancouver, British Columbia
Canada, V6C 2T6

       Re: Canagold Resources Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed April 29, 2024
           File No. 000-18860
Dear Mihai Draguleasa:

       We have reviewed your September 25, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 8, 2024 letter.

Form 20-F for the Fiscal Year Ended December 31, 2023
Item 4.D Property, Plant and Equipment, page 53

1. We note your response to comment 1. Several of the properties that are included on the draft map are not including in your summary property disclosure, and several properties mentioned in your 20-F filing are not included on the map. For example the Silver Riddle,
       Hot Springs Point, Dixie, Comstock, and South Eureka properties are located on the draft map however are not included in your Form 20-F summary disclosure, and the Tucker property is included in your Form 20-F summary disclosure however is not included on the map. Please advise.
2. Please revise subsequent filings to include the point of reference, mineral price, cut-off grade, and assumed metallurgical recovery in the footnotes to your resource table as required by Item 1304(d)(1) of Regulation S-K. Please include your draft disclosures with your response and tell us your plans to file the technical report summary.
 October 3, 2024
Page 2

       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation